UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number of issuing entity: 333-260903-03

BMW VEHICLE LEASE TRUST 2023-1
(Exact name of issuing entity as specified in its charter)

Commission File Number of depositor: 333-260903

BMW AUTO LEASING LLC
(Exact name of depositor as specified in its charter)

BMW FINANCIAL SERVICES NA, LLC
(Exact name of sponsor as specified in its charter)

FINANCIAL SERVICES VEHICLE TRUST
(Exact name of co-registrant as specified in its charter)

BMW Financial Services NA, LLC
200 BMW Drive
Woodcliff Lake, NJ 07677
201-307-4000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

BMW Vehicle Lease Trust 2023-1:
Class A-1, Class A-2, Class A-3 and Class A-4 Asset Backed Notes
 (Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☒

Approximate number of holders of record as of the certification or notice date:  None

Pursuant to the requirements of the Securities Exchange Act of 1934, BMW Vehicle Lease Trust 2023-1 has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: May 5, 2025

BMW VEHICLE LEASE TRUST 2023-1
(Issuing Entity)

By:	BMW Financial Services NA, LLC,
solely as servicer

By:	/s/ Ole Jensen
	Name:	Ole Jensen
	Title:	Vice President – Finance & Chief Financial Officer